                May 28, 2013

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Russell Mancuso, Esq., Jay Mumford, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Gardner Denver, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed May 9, 2013
File No. 001-13215

Dear Messrs. Mancuso and Mumford:

I am writing on behalf of Gardner Denver, Inc. (“Gardner Denver” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated May 22, 2013 (the “Comment Letter”) relating to the above-referenced amended preliminary proxy statement on Schedule 14A (the “Amended Preliminary Proxy Statement”). Set forth below are Gardner Denver’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Gardner Denver.

Concurrently with this letter, Gardner Denver is filing Amendment No. 2 to the Amended Preliminary Proxy Statement (“Revised and Amended Preliminary Proxy Statement”) which reflects revisions made to the Amended Preliminary Proxy Statement in response to the comments of the Staff as well as general updates to the proxy. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Amended Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised and Amended Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Revised and Amended Preliminary Proxy Statement.

For your convenience, we are emailing to your attention copies of the Revised and Amended Preliminary Proxy, including a copy marked to show the changes from the Amended Preliminary Proxy Statement.

Russell Mancuso, Esq., Jay Mumford, Esq.

May 28, 2013

Proxy Statement Cover

1.	Please provide us your analysis supporting your conclusion that comparing the consideration to the market price of your securities solely on dates which the consideration represented a premium provides your shareholders balanced information if the consideration represents a discount to the market price on other dates during the period that you were considering a transaction or during the period that your financial advisor analyzed the trading of other companies. Also please tell us why you believe your proxy statement cover disclosure is balanced if you do not mention the 1% premium until page 45.

Response: As described in the proxy statement, in July 2012 the Company received a publicly-disclosed letter calling for a sale of the Company, and in October 2012, the Company publicly disclosed that it was evaluating strategic alternatives including a possible sale. The Company’s stock price increased following each of these announcements, and following these announcements there was media speculation regarding the possibility of a transaction involving the Company. As is customary, the Company has provided comparisons of the transaction price to prices “undisturbed” or “unaffected” by such announcements, and believes that such information is useful to shareholders and appropriate under the circumstances. However, in response to the Staff’s comment, the Company has modified the disclosure on the cover of the proxy statement to disclose the premium to the closing price of the Company’s common stock on the last trading date before announcement of the transaction.

Restrictions on Solicitation, page 10

2.	Please balance your summary disclosure regarding superior proposals to highlight your obligation to negotiate with the current acquirer as noted at the top of page 92.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 10 for the revised disclosure.

Background of the Merger, page 31

3.	We note the second paragraph of your response to prior comment 1; however, it remains unclear how your disclosure provides investors sufficient information to evaluate your statements regarding the Board’s concerns about Party A’s proposal. Please identify Party A in your proxy statement.

The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 31 for the revised disclosure.

Russell Mancuso, Esq., Jay Mumford, Esq.

May 28, 2013

4.	We note your disclosure regarding KKR’s request for permission to engage Mr. Pennypacker on page 38. Please disclose in this section the date of the consulting agreement. Also, with a view toward disclosure, please tell us:

Response: The Company has been advised by KKR that Mr. Pennypacker was engaged as a consultant by KKR on October 10, 2012 to provide services to KKR with respect to evaluation of the Company’s industry and not with respect to a transaction with the Company. Nothing in Mr. Pennypacker’s agreements with the Company explicitly precluded his entering into such a consultancy provided he complied with the requirements of his Waiver and Release Agreement (filed on Form 8-K dated July 18, 2012) entered into in connection with Mr. Pennypacker’s separation from the Company, including a non-disclosure obligation with respect to information obtained in his position with the Company. On December 28, 2012, the Company consented to KKR engaging Mr. Pennypacker with respect to a potential transaction and to provide evaluation material relating to the Company to Mr. Pennypacker, but the Company did not amend or modify Mr. Pennypacker’s obligations under his Waiver and Release Agreement, and confirmed that KKR had instructed him not to provide to it confidential information he learned in his position with the Company. The Company has been advised by KKR that Mr. Pennypacker and KKR amended the consulting agreement on January 16, 2013 to provide for consulting services in connection with a possible transaction involving the Company. The Company was not a party to the consulting arrangements between Mr. Pennypacker and KKR. The Company has revised the disclosure on page 38 to reflect the date of the consulting agreement.

•

when the Board inquired about the nature and amount of consideration KKR would provide Mr. Pennypacker. Your disclosure on page 38 that Gardner Denver agreed to the consulting arrangement in December 2012 appears to conflict with your disclosure on page 68 that the Board was unaware of the terms of the agreement until preparation of the proxy statement.

Response: Given that the Company was not a party to the consulting agreement between its former employee and KKR, and that nothing modified Mr. Pennypacker’s previously disclosed Waiver and Release Agreement, the Company did not seek to obtain information regarding Mr. Pennypacker’s compensation from KKR until the preparation of the proxy statement. Please refer to page 69 for the revised disclosure.

Russell Mancuso, Esq., Jay Mumford, Esq.

May 28, 2013

•	the date that the Board provided permission for KKR to engage Mr. Pennypacker.

Response: As described above, on December 28, 2012, the Company provided consent under KKR’s confidentiality agreement permitting KKR to engage Mr. Pennypacker as a consultant in connection with KKR’s review of a potential transaction involving the Company. The Company has modified its disclosure on page 38 to reflect this fact.

•

what the Board understood about Mr. Pennypacker’s role as a consultant for KKR that lead the Board to conclude that the consulting arrangement would be consistent with Mr. Pennypacker’s agreements with Gardner Denver.

Response: The Board’s consent was contingent on Mr. Pennypacker’s compliance with the confidentiality agreement between KKR and the Company, as well as Mr. Pennypacker’s non-disclosure obligations to the Company. The Company did not amend or modify Mr. Pennypacker’s obligations under his existing Waiver and Release Agreement, and confirmed that KKR had instructed him not to provide to it confidential information he learned in his position with the Company. The Company has modified its disclosure to reflect this understanding on page 38.

•	where you filed the acknowledgements from Mr. Pennypacker that you mention on page 38.

Response: The acknowledgement referred to did not amend any term of the previously disclosed Waiver and Release Agreement between Mr. Pennypacker and the Company, is not a compensatory arrangement and is not otherwise material to the Company. The Company has not filed the acknowledgement, and is not aware of any requirement to file the acknowledgement.

5.	Refer to your disclosure that you entered into confidentiality agreements with 14 of the 18 potential bidders. Please clarify why you did not enter into confidentiality agreements with the other four potential bidders.

Response: The other four potential bidders declined to enter into confidentiality agreements with the Company as such bidders indicated to representatives of the Company that they did not view a potential transaction involving Gardner Denver as an attractive strategic fit. The Company has modified its disclosure to reflect this fact. Please refer to page 33 for the revised disclosure.

Russell Mancuso, Esq., Jay Mumford, Esq.

May 28, 2013

6.	Refer to disclosure on pages 33 and 39 regarding parties that elected to withdraw or not proceed with negotiations. With a view toward clarifying your disclosure here or elsewhere in your document as appropriate, please tell us:

•	whether your communications with those parties provided guidance regarding the amount that the parties should offer,

Response: The Company’s communications with the parties that elected to withdraw or not proceed with negotiations did not include guidance regarding the amount that the parties should offer. The Company has modified its disclosure to reflect this fact. Please refer to pages 33 and 39 for the revised disclosure.

•	whether you are aware that any party’s decision to withdraw or not proceed involved a concern regarding the speed at which Gardner Denver provided information for diligence efforts, and

Response: The Company is not aware that any party’s decision to withdraw or not proceed involved a concern regarding the speed at which the Company provided information for diligence efforts. The Company has modified its disclosure to reflect this fact. Please refer to pages 33 and 39 for the revised disclosure.

•	whether you are aware of any party that wanted additional time to analyze Gardner Denver.

Response: The Company is not aware of any party that wanted additional time to analyze the Company. The Company has modified its disclosure to reflect this fact. Please refer to pages 33 and 39 for the revised disclosure.

7.	Refer to your revised disclosure in the second full paragraph on page 34 regarding the parties that you did not invite to participate in the second round. Please clarify what the Board learned from the preliminary discussions that caused it to conclude that those parties were unlikely to pursue a transaction with Gardner Denver seriously. Also clarify what aspects of the funds’ size, portfolio, ability to obtain financing and history of recent transactions were the bases for your conclusions. How did the parties with whom you elected to proceed materially differ in each of these aspects from the parties that you elected not to invite?

Response: The Board learned from preliminary discussions by its representatives with the parties that were not invited to participate in the second round that such parties were either in need of additional equity financing or viewed the business and its value in a way that made it unlikely that they would offer a competitive bid. Additionally, the Board considered the impact that the smaller nature of some of the funds and the funds’ unfamiliarity with transactions in the industry (as determined by their recent transaction history) would have on such funds’ ability to consummate a transaction, as well as the likely strains on management resources of engaging in a second round with more than five bidders. After such consideration, the Board determined that limiting the number of bidders to those that the Board, after receiving the advice of its advisors, believed to be

Russell Mancuso, Esq., Jay Mumford, Esq.

May 28, 2013

the most likely to present the most viable financing proposals and attractive bids, would likely provide for the most appropriate process for the Company. The parties with whom the Board elected to proceed materially differed from those that were not invited to participate in the second round in that they offered competitive bids and had attractive financing packages. The Company has modified its disclosure to reflect these considerations. Please refer to page 34 for the revised disclosure.

8.	Refer to your statement in the last sentence of the second full paragraph on page 34 that the Board instructed Mr. Larson not to engage in discussions regarding arrangements between management and bidders without Board authorization. Please disclose when the Board gave its authorization to engage in those negotiations and when the negotiations began.

Response: The Company has modified its disclosure in response to the Staff’s comment to reflect that on May 23, 2013, the Board confirmed Mr. Larson’s authorization to engage in negotiations regarding potential post-transaction arrangements with KKR if and when KKR proposes such arrangements. Please refer to page 41 for the revised disclosure.

Opinion of Goldman, Sachs & Co., page 47

9.	Please provide us a copy of all written material that the financial advisor provided to the Board in connection with its analyses.

Response: Sullivan & Cromwell LLP, as counsel to Goldman Sachs (the financial advisor to the Company), is submitting supplementally under separate cover a copy of the confidential materials prepared by Goldman Sachs and presented to the Board of Directors of the Company on March 7, 2013. This submission will be made together with a request that the materials being submitted be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice by the Commission and pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended.

10.	Please quantify the amount of compensation Goldman Sachs received or will receive for services provided to Gardner Denver in the past two years.

Response: The Company respectfully advises that during the two year period ended March 7, 2013, Goldman Sachs has not been engaged by the Company or its affiliates to provide services for which the Investment Banking Division of Goldman Sachs has received compensation. Please refer to page 55 for the revised disclosure.

Russell Mancuso, Esq., Jay Mumford, Esq.

May 28, 2013

Implied Premium, page 48

11.	We note that this analysis does not reflect the 1% premium mentioned in your disclosure on page 45. With a view toward balancing your disclosure, please tell us whether your financial advisor typically provides its analyses of a transaction’s premium using market prices on a date that is closer to the date of its opinion.

Response: The Company respectfully advises that March 1, 2013 represented the last trading prior to media speculation that the Company and KKR were close to entering the merger agreement at $75.00 per share, which information subsequently further affected the trading price of the Company’s common stock. Please refer to page 49 for the revised disclosure.

Public Trading Multiples Analysis, page 50

12.	Please clarify the criteria on which the companies identified in this section were selected and whether any companies that also satisfied those criteria were omitted from the analysis. Please also provide similar disclosure regarding the companies selected for the Selected Precedent Transactions analysis.

Response: The Company acknowledges the Staff’s comment and in response has provided additional disclosure on pages 50 and 51 of the revised disclosure to clarify Goldman Sachs’ criteria used to select comparable companies and transactions.

13.	We note that the Public Trading Multiples Analysis on pages 50-51 compares your multiples based on October 24, 2012 data relative to the selected companies’ multiples based on March 1, 2013 data. Please clarify why comparison of data based on different dates provides meaningful information; if the resulting information would have been materially different if all data were from the same date, please provide appropriate disclosure to alert shareholders of the existence of such a difference.

Response: The Company respectfully advises that October 24, 2012 was the last trading day immediately prior to the Company confirming its exploration of strategic alternatives to enhance shareholder value following media speculation of a potential sale of the Company, which information subsequently affected the trading price of the Company’s common stock. Please refer to page 51 for the revised disclosure.

Illustrative Discounted Cash Flow Analysis, page 52

14.	Please show us how your disclosure regarding the projections beginning on page 55 permits investors to know the “unlevered free cash flows” mentioned in this section. Also tell us whether you disclosure of projections includes all of your projections that the financial advisor used in preparing its analyses.

Response: The Company has modified its disclosure to provide investors the unlevered free cash flows that were used in Goldman Sachs’ illustrative discounted cash flow analysis. Please refer to page 58 for the revised disclosure.

Russell Mancuso, Esq., Jay Mumford, Esq.

May 28, 2013

15.	Please disclose how the financial advisor chose the discount rates, growth rates and multiples mentioned in this section and in the section regarding the Illustrative Present Value of Future Share Price Analysis. Also clarify how the financial advisor determined the assumed amount of debt in the Illustrative Present Value of Future Share Price Analysis.

Response: The Company acknowledges the Staff’s comment and in response has provided additional disclosure on pages 52, 53 and 54 of the revised disclosure.

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Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (610) 249-2005.

Very truly yours,

GARDNER DENVER, INC.

By:	/s/ Brent A. Walters
Name:	Brent A. Walters, Esq.
Title:	Vice President, General Counsel,
Chief Compliance Officer and Secretary

cc:	Michael M. Larsen

Stephen F. Arcano, Esq.

Richard J. Grossman, Esq.